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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(B)
                                (AMENDMENT NO. 1)

                                 ISS GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   450306 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



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-----------------------------------                 ----------------------------
CUSIP NO. 465754-10-9                     13G                 Page 2 of 6 Pages
-----------------------------------                 ----------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        THOMAS E. NOONAN
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [  ]   (b) [  ]
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION
                        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                5       SOLE VOTING POWER
       NUMBER                                      1,476,070
         OF                 ----------------------------------------------------
       SHARES                   6       SHARED VOTING POWER
     ENEFICIALLY                                   110,000
      OWNED BY              ----------------------------------------------------
     REPORTING                  7       SOLE DISPOSITIVE POWER
       PERSON                                      1,476,070
        WITH                ----------------------------------------------------
                                8       SHARED DISPOSITIVE POWER
                                                   110,000
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,586,070
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*  [  ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             9.2% AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                        IN
--------------------------------------------------------------------------------





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                                                               Page 3 of 6 Pages

ITEM 1(A)         NAME OF ISSUER:

                  ISS Group, Inc.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  6600 Peachtree-Dunwoody Road, 300 Embassy Row, Suite 500, Atlanta, Georgia 30328.

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is filed by Thomas E. Noonan.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o ISS Group, Inc.

                  6600 Peachtree-Dunwoody Road, 300 Embassy Row, Suite 500, Atlanta, Georgia 30328.

ITEM 2(C)         CITIZENSHIP:

                  Thomas E. Noonan is a United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share.

ITEM 2(E)         CUSIP NUMBER:

                  450306 10 5


                                                               Page 4 of 6 Pages
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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
                  13D-2(B),  CHECK WHETHER THE PERSON FILING IS A:

                           (a)-(j) Not applicable. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP.

                           (a)      Amount Beneficially Owned: 1,586,070 shares.

                           (b)      Percent of Class: 9.2% as of December 31,
                                    1998.

                           (c) Number of shares as to which such person has:

                                    (i)   sole power to vote or to direct the
                                          vote: 1,476,070 shares.

                                    (ii)  shared power to vote or to direct the
                                          vote: 110,000 shares.

                                    (iii) sole power to dispose or to direct
                                          the disposition of: 1,476,070
                                          shares.

                                    (iv)  shared power to dispose or to direct
                                          the disposition of: 110,000 shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.



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                                                               Page 5 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                               Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 1999




                                          /s/ Thomas E. Noonan
                                          --------------------
                                          Thomas E. Noonan